Aemetis, Inc.

20400 Stevens Creek Blvd., Suite 700

Cupertino, CA 95014

December 7, 2023

Via EDGAR Transmission

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attn:  Sarah Sidwell

Re:	Aemetis, Inc. Registration Statement on Form S-1 Filed December 5, 2023 File No. 333-275888

Dear Ms. Sidwell:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) of Aemetis, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 9:00 a.m. Eastern Time on December 12, 2023, or as soon thereafter as practicable.

Please contact Chris Forrester of Shearman & Sterling LLP, counsel to the Company, at 858-342-4705, or in his absence, Yian Huang at 484-797-8229, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely,

Aemetis, Inc.

By:  /s/ J. Michael Rockett

  J. Michael Rockett

  Executive Vice President and General Counsel

cc:  Eric A. McAfee, Aemetis, Inc.

      Chris Forrester, Shearman & Sterling LLP

      Yian Huang, Shearman & Sterling LLP